

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

Via E-mail
John Simard
Chief Executive Officer
XBiotech Inc.
8201 E. Riverside Drive
Building 4, Suite 100
Austin, TX 78744

> **Re:**   **XBiotech Inc.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2015**
> **File No. 333-201813**

Dear Mr. Simard:

We have reviewed your registration statement filed February 2, 2015 and your response to our comments of January 8, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your response you advised us that your offering as currently contemplated will proceed on a best-efforts, all-or-none basis rather than on a firm commitment basis. Accordingly, we assume that the registrant will both commence the offering and begin to accept executed subscription agreements and the funds necessary to purchase subscribed shares at a fixed price after the registration statement is declared effective. We also assume and that the offering will continue for a period of time until the offering is fully subscribed or it ends in accordance with its terms. We are also assuming that the registrant will not circulate a red-herring prospectus but will price the offering at the time of effectiveness. If that is how you plan to proceed please amend your registration statement as follows.

- Please remove references throughout the prospectus to an offering price range.
- Please amend your prospectus cover page and elsewhere in the prospectus to provide a placeholder for a fixed offering price and remove references to any initial offering price or a changing offering price throughout the prospectus.
- Indicate on the prospectus cover page and wherever else appropriate, the termination date of the offering after which the funds received will be returned to subscribers if the underwriter does not sell the entire amount offered.
- Please file your subscription agreement as soon as possible and your escrow agreement to be entered into with a bank as exhibits to the registration statement. Please note we may have additional comments after we examine your subscription agreement.

Prospectus Summary
Our Business, pages 1-2

2. We note your response to our prior comment 2 and reissue the comment in part. Please disclose in the prospectus summary whether the intellectual property relating to both the composition of matter and methods of use of your "True Human" monoclonal antibodies were licensed or developed in-house. Please also clarify the extent to which the proprietary technology underlying your discovery platform and manufacturing systems were licensed or developed in-house.

Risk Factors
Even an Effective Ebola Drug Might Not be Commercially Successful, page 18

3. In this risk factor, you mention certain promises made by the Company in connection with the Ebola blood sample the Company received. In order to place this risk in the appropriate context, please expand your disclosure regarding these promises. The disclosure should include, but need not be limited to, the nature of the promises, when they were made, who they were made to and the reason for making them.

Business
Non-Small-Cell Lung Cancer (NSCLC), page 53

4. We note your response to our prior comment 13. Please disclose that you have filed an IND application for this specific indication.

Acne, page 58

5. On page 58 you state, "The acne study was a single-arm, multicenter study conducted in the United States under." Please revise this incomplete sentence.

Intellectual Property, page 59

6. Please file the license agreement with STROX Biopharmaceuticals, LLC as an exhibit, or, in the alternative, please provide us with a reasonably detailed analysis supporting your conclusion that it need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Other Commercial Agreements, page 60

7. In your disclosure, please identify the Swiss company from whom you license your patent relating to the antibody manufacturing process. Please also disclose the applicable royalty rate.

Executive Compensation, page 75

8. We note your response to prior comment 22, including your conclusion that Mr. Simard is the only executive officer of the Company pursuant to Exchange Act Rule 3b-7. However, the definition of "executive officer" in Exchange Act Rule 3b-7 explicitly includes "any vice president of the registrant in charge of a principal business unit, division, or function (such as sales, administration or finance)." Given that a number of your "significant employees", as disclosed on page 67, include vice-presidents that appear to be in charge of business units, it is not clear how you reached this determination. Please revise your disclosure accordingly. Alternatively, if you do not believe that your significant employees' duties and responsibilities rise to the level of being in charge of a division or function of the Company, please provide a reasonably detailed analysis in support of your determination.

9. We note your response to our prior comment 23. Please revise your disclosure to clarify the increase in Mr. Simard's annual base salary as of January 1, 2014. Additionally, please update the executive compensation section to reflect the most recently completed fiscal year.

Item 15, page II-4

10. You indicate that you sold your common stock to 59 investors since July 2014, and these sales were exempt from registration under Section 4(a)(2) of the Securities Act. Please briefly explain the facts relied upon to make the exemption available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

John Simard
XBiotech Inc.
February 12, 2015
Page 4

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at (202) 551-3105 or Sharon Blume at (202) 551-3474 if you have any questions regarding comments on the financial statements or related matters. Please contact Alla Berenshteyn (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Laura M. Holm, Esq.
        Quarles & Brady LLP